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                            March 29, 2023

       Sagi Niri
       Chief Financial Officer
       Tremor International Ltd.
       82 Yigal Alon Street
       Tel Aviv, Israel, 6789124

                                                        Re: Tremor
International Ltd.
                                                            Form 20-F for the
year ended December 31, 2022
                                                            Filed March 7, 2023
                                                            Form 6-K Submitted
March 7, 2023
                                                            File No. 001-40504

       Dear Sagi Niri:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the year ended December 31, 2022

       Presentation of Financial and Other Information, page 3

   1. We note your disclosure of net cash excludes amounts for server leases; however, we are unable to locate the
amount of server leases. Please revise to quantify the amount of server leases.
       Item 5. Operating and Financial Review and Prospects
       Key Performance Indicators and Other Operating Metrics
       Key Operating Metrics, page 52

   2. We note your disclosure of contribution ex-TAC per active customer-organic. This measure appears to
exclude Amobee per your disclosure on page 44. Please revise to disclose what this
measure reflects and how it is calculated.
 Sagi Niri
Tremor International Ltd.
March 29, 2023
Page 2
Notes to Consolidated Financial Statements
Note 7: Intangible assets, net, page F-40

3. Please revise to disclose the amount by which the recoverable amount of goodwill exceeded its carrying amount. Refer to IAS 36.134(f), as well as your response to prior comment 16 from the response letter dated April 13, 2021.
Form 6-K Submitted March 7, 2023

General

4. We note here that you reconcile Adjusted EBITDA to IFRS net income. However, you define Adjusted EBITDA both here and in your Form 20-F as beginning with IFRS comprehensive income and reconcile it to IFRS comprehensive income in the Form 20-F.
         Please revise to consistently define and reconcile this measure to the most comparable
         IFRS measure.
5. We note you disclose Adjusted EBITDA margin on a reported revenue basis and on a contribution ex-TAC basis in the Financial Summary. Please revise the Fourth Quarter and Full Year 2022 Financial Highlights table to clearly label the Adjusted EBITDA margin as being on an ex-TAC basis, and ensure that any references to this measure are clearly labeled as ex-TAC versus those that are calculated on an as reported revenue basis.
6. Please revise to disclose Net Income margin, the most directly comparable IFRS measure for Adjusted EBITDA margin-reported revenue. Also, revise to disclose the most directly comparable IFRS measure for Adjusted EBITDA Margin-ex-TAC which appears to be
         Net Income to IFRS Gross Profit. Refer to Regulation G.
7.       We note the adjustment for    acquisition and related items, including
amortization of
         acquired intangibles and restructuring    in your non-IFRS net income
reconciliation.
         Please revise to break this adjustment out between the separate components (e.g.
         acquisition costs, restructuring costs, amortization of acquired intangibles, etc) either within the reconciliation or in a footnote to the table. Please provide us with your proposed disclosure.
8. We note your discussion related to generating record CTV spend in both fourth quarter and fiscal year 2022, and your reference to PMP spend increasing by 160% during fourth quarter 2022 compared to fourth quarter 2021. Please revise to include a definition of
FirstName LastNameSagi Niri
       both CTV and PMP spend and explain to us how you determine these amounts. If these
Comapany    NameTremor
       are non-IFRS       International
                      measures,         Ltd.
                                revise to include the information required by
Regulation G.
March Please  provide
       29, 2023  Page 2us with your proposed disclosures.
FirstName LastName
 Sagi Niri
FirstName  LastNameSagi
Tremor International Ltd. Niri
Comapany
March      NameTremor International Ltd.
       29, 2023
March3 29, 2023 Page 3
Page
FirstName LastName
9. We note your reference to achieving a net retention rate of 80% during 2022, which appears to be the same as the contribution ex-TAC retention rate metric defined and disclosed in your Form 20-F on pages 3 and 52. If true, please revise to consistently refer to this metric in all filings and earnings releases.
10. We note you expect revenue from your core business, focused on programmatic activities, will grow approximately 5% in 2023 on a combined pro forma basis. Please explain what
         you mean by    combined pro forma basis.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology